EXHIBIT 99.1

Golar LNG Dividend Information

Reference is made to the first quarter 2023 report released on May 30, 2023. Golar LNG has declared a total dividend of $0.25 per share to be paid on June 16, 2023. The record date will be June 12, 2023.

Golar LNG Limited
Hamilton, Bermuda
30 May, 2023

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act